Exhibit 2.22

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 02/27/2007
FILED 12:00 PM 02/27/2007
SRV 070242959 - 3318552 FILE

STATE OF DELAWARE

CERTIFICATE FOR RENEWAL

AND REVIVAL OF CHARTER

The corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.	The name of this corporation is XRG, Inc.

2.	Its registered office in the State of Delaware is located at 160 Greentree Drive #101 (street), City of Dover, Zip Code 19904, County of Kent the name of its registered agent is National Registered Agents, Inc.

3.	The date of filing of the original Certificate of Incorporation in Delaware was November 20, 2000.

4.	The date when restoration, renewal and revival of the charter of this company is to commence is the 28th day of February, and revival of the charter of this corporation is to be perpetual.

5.	This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2006, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, provided for the renewal, extension and restoration of charters the last and acting authorized officer hereunto set his/her hand to this certificate this 26th day of February A.D. 2007.

By: /s/ Jay E. Ostrow
Authorized Officer

Name: Jay E. Ostrow
Print or Type

Title: Chief Financial Officer